

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2009

<u>**Via: US Mail and Fax**</u>

Mr. Mordechai Broudo, Chairman
m-Wise, Inc.
3 Sapir Street,
Herzelyah, Pituach Israel 46852

    Re: m-Wise, Inc.
      Item 4.01 of Form 8-K
      Filed on February 24, 2009
      File No. 0-51743

Dear Mr. Broudo:

   We have completed our review of the above filing and do not, at this time, have any further comments.

           Sincerely,

           Terry French
           Accountant Branch Chief

CC: Mr. Arthur Marcus, Esq.